1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

April 10, 2025

VIA EDGAR

Ms. Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	GoldenTree Opportunistic Credit Fund
Registration Statement on Form N-2
File Nos. 333-284624 and 811-24046

Dear Ms. Smiley:

This letter responds to comments that you provided electronically on February 25, 2025 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2025 on behalf of GoldenTree Opportunistic Credit Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

COVER PAGE, Pages 1-3

Comment 1.	In the first sentence of the first paragraph on Page 1 please add after the phrase “closed-end management company” the phrase “that will make periodic repurchase offers for its securities, subject to certain conditions.” See Item 1(b) of Form N-2.

Response 1.	The Fund has incorporated this comment.

Ms. Smiley

April 10, 2025

Comment 2.	The first sentence of the third paragraph on Page 1 includes generalized disclosure of certain investments the Fund will primarily invest in and defines the term “Credit Investments” which is then tied to the Fund’s 80% policy. These comments refer to this disclosure:

a)	Please define what you mean by “credit instruments” and credit-related investments in Item 8 and conform summary to material changes made in response to comments to Item 8 disclosure.

i.	For example, does credit instruments refer to derivatives?

ii.	Does credit-related investments refer to convertible securities and preferred stock?

iii.	What is the difference between the terms “instrument” versus an “investment”.

Response 2.	The Fund has revised the disclosure to consistently refer to credit investments. The Fund confirms that credit investments include derivatives, convertible securities and preferred stock.

Comment 3.	Because the Fund’s 80% policy is defined by reference to the defined term “Credit Investments” in the second sentence of the third paragraph on Page 1, please define the universe of Credit Investments completely and remove the word “including” from the description of the defined term.

Response 3.	The Fund respectfully notes that the existing disclosure defines the universe of Credit Investments completely. Only credit investments and credit-related investments would count towards the Fund’s 80% policy. The Fund further notes that its 80% investment policy is consistent with the policies of numerous registered investment companies. Nevertheless, the Fund has revised this disclosure as follows:

“The Fund seeks to achieve its investment objective by investing opportunistically across credit markets, focusing primarily on credit ~~instruments~~investments and credit-related investments~~, including corporate credit, structured credit, and distressed investments~~ (collectively, “Credit Investments”). The Fund focuses on the following types of Credit Investments: private credit, public corporate credit, structured credit, and distressed investments.”

Comment 4.	The first paragraph on Page 2 includes three terms with the parenthetical “(defined below)”. Please identify where these terms are defined below. If the definitions are in the section entitled “Repurchases of Shares”, then please add a cross reference to that section.

Ms. Smiley

April 10, 2025

Response 4.	The Fund has revised this disclosure as follows:

Written notification of each quarterly repurchase offer (t~~T~~he “Repurchase Offer Notice” ~~(defined below~~) is sent to Shareholders at least 21 calendar days and no more than 42 calendar days before the date by which Shareholders can tender their Shares in response to a repurchase offer (the “Repurchase Request Deadline” ~~(defined below~~). The Fund expects to determine the NAV applicable to repurchases no later than the close of regular trading on the New York Stock Exchange (“NYSE”) on a day to be determined but no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (the “Repurchase Pricing Date” ~~(defined below~~).

Comment 5.	The offering table on Page 2 is incomplete but has columns for 4 classes of shares. The cover page does not reference separate classes of shares. Please explain supplementally to the staff whether the Fund intends to offer multiple classes of shares. If not, please revise the disclosure throughout the registration statement to refer to one single class of shares. If so, please identify the exemptive order, by Investment Company Act Release Number, that permits this Fund to offer multiple classes of shares.

Response 5.	The Fund confirms that it intends to offer multiple classes of shares and has revised the cover page accordingly. The Fund has applied for an exemptive order to permit the Fund to offer multiple classes of shares (see GoldenTree Opportunistic Credit Fund, et al., File No. 812-15730 (filed March 24, 2025)).

Comment 6.	The first sentence of the first paragraph on Page 3 states that “investing in the Fund may be considered speculative.” However, the second sentence of the second paragraph of the section entitled “Investment Objective and Principal Investment Strategy.” on Page 1 states that investments in the shares “should be considered speculative” because of the Fund’s investments in junk bonds. Please reconcile the risk disclosure on Page 3 with the disclosure on Page 1.

Response 6.	The Fund has incorporated this comment.

Comment 7.	The sixth bullet point on Page 3 states that there is no assurance that the monthly distributions to be paid by the Fund “will be maintained at the targeted level or that dividends will be paid at all.”

a)

Please include a cross reference to any such discussion of a targeted level of distributions is discussed. If there is no specific targeted level of distributions, then please revise the bullet point accordingly.

Ms. Smiley

April 10, 2025

b)

Please use consistent terminology in this risk disclosure bullet in light of the Fund’s later statement that it will rely on Subchapter M of the Internal Revenue Code. The first part of the sentence discloses that there is no assurance that the Fund will meet the targeted level of distributions, and the second part of the sentence states that there is no assurance that any dividends will be paid at all.

Response 7.	The Fund confirms that intends to target a distribution rate and has revised the disclosure accordingly.

SUMMARY OF TERMS, Pages 5-27

The Adviser, Page 5

Comment 8.	The third paragraph under the section entitled “The Adviser” on Page 5 references GoldenTree’s catalyst driven approach with a “high margin of safety.” Please disclose in the summary or Item 8 how the Fund defines a “catalyst driven approach” with some examples and how the Adviser defines a “high margin of safety”. Please also consider using a different phrase other than “high margin of safety” or otherwise supplementally explain how use of this phrase is not potentially materially misleading given that the Fund intends to predominantly invest in junk and unrated bonds.

Response 8.	With respect to the “high margin of safety” phrase, please see the response to Comment 27. With respect to the “catalyst driven approach” phrase, the Fund has revised the disclosure as follows:

“GoldenTree’s fundamental, value-based investment approach is catalyst-driven with a focus on margin of safety and rigorous relative value analysis~~emphasizes a catalyst driven approach with a rigorous relative value analysis~~. A catalyst driven approach means that a potential investment has an identifiable catalyst to drive the asset to its fair value. Examples of catalysts can include an acquisition, asset sale or divesture, refinancing or achieving operational and/or restructuring milestones.”

Investment Opportunities and Principal Strategies, Page 6

Comment 9.	The disclosure in the last sentence of the first paragraph of the section entitled “Investment Opportunities and Principal Strategies” on Page 6 states that the Fund “may also invest in foreign instruments, including Credit Investments issued by emerging market issuers, and illiquid and restricted securities”. Please clarify the disclosure to explain if “foreign instruments” will be included in the Fund’s 80% policy and if foreign instruments issued by emerging market issuers and illiquid and restricted securities will constitute part of the Fund’s 20% allocation.

Ms. Smiley

April 10, 2025

If Credit Investments may also include foreign instruments, please disclose approximately how much will be allocated to such investments.

Response 9.	The Fund has revised the disclosure in response to this comment. The Fund confirms that foreign instruments, including foreign instruments issued by emerging market issuers and illiquid and restricted securities, will be included in the Fund’s 80% policy. The Fund may invest all or substantially all of its assets in illiquid or restricted securities.

Distributions, Page 7

Comment 10.	The paragraph in the section entitled “Distributions” on Page 7 discloses that the Fund intends to make regular monthly ordinary income distributions of all or a portion of investment company net income and annual distributions of net capital gains. As detailed in Comment 7, the risk bullet on Page 2 discloses that the Fund may not meet its targeted distribution rate. If the Fund has a targeted monthly distribution rate, please disclose that here or another appropriate place of the registration statement with cross references to that section. If there is no targeted distribution rate, please reconcile the disclosure regarding the Fund’s policies with respect to distributions.

Response 10.	The Fund confirms that intends to target a distribution rate and has revised the disclosure accordingly.

Distribution Reinvestment Plan, Page 7

Comment 11.	The paragraph of the section entitled “Distribution Reinvestment Plan” on Page 7 states that investors are automatically enrolled in the Distribution Reinvestment Plan unless they send written notice to the transfer agent that they do not want their distributions reinvested in the Fund. Please include a cross reference to where in the registration statement the transfer agent and its mailing address is included (Page 95 of the Registration Statement).

Response 11.	The Fund has revised the disclosure accordingly.

Expense Limitation Agreement, Pages 8-9

Comment 12.	The second paragraph of the section entitled “Expense Limitation Agreement” on Page 8 states that the Expense Limitation Agreement will be in place for one year from the date of the Registration Statement unless the Board terminates it. The second paragraph of this section on Page 9, however, states that the Adviser or the Fund can terminate this Agreement at any time without notice. Please reconcile this disclosure with respect to the ability of the Adviser to terminate this agreement in the first year or remove the fee waiver from the Summary Fee Table on Pages 28-29 and instead discuss under Item 18.

Response 12.	The Fund has revised the disclosure accordingly.

Ms. Smiley

April 10, 2025

Investor Suitability, Page 9

Comment 13.	The first paragraph of the section entitled “Investor Suitability” on Page 9 states that an investment in the Fund involves a considerable amount of risk and at the end of the second sentence of that paragraph you include a cross-reference to a section entitled “Other Risks of the Fund- Closed-end Fund; Liquidity Risk.” Add a cross-reference at the end of the first sentence in that paragraph to the section of the Registration Statement that discusses these other material or considerable risks.

Response 13.	The Fund has revised the disclosure accordingly.

Unlisted Closed-End Fund Interval Structure; Limited Liquidity & Repurchases of Shares by the Fund, Pages 10-11

Comment 14.	Consider consolidating the section entitled “Unlisted Closed-End Fund Interval Structure; Limited Liquidity” with the next section entitled “Repurchases of Shares by the Fund”. The last sentence of the first paragraph under the section entitled “Unlisted Closed-End Fund Interval Structure; Limited Liquidity” is repeated in the first sentence of the next section and repurchases of Fund shares is a feature of a closed-end interval fund.

Response 14.	The Fund has revised the disclosure accordingly.

Selected Risks Factors, Pages 13-27

Comment 15.	The summary should be a clear and concise description of the key features of the Fund aligned with the summary of the principal strategies with excessive detail discussed in Item 8 with cross references to the applicable sections of the Registration Statement that discuss these items in more detail to ensure that other disclosure, such as the fee table is not obscured by lengthy summary disclosure. See Form N-2, Part A: The Prospectus. Examples of some of the risk factors discussed that do not align with the summary of the principal investment strategies include, but are not limited to:

a)	Risks of investing in certain pooled issuers on Page 13 when the summary of the principal investment strategies does not reference these types of investments;

b)

Risks of investing in Special Situations and Stressed Investments Risk on Pages 15-17 when the investment summary does not reference these investments. The first full paragraph of this section on Page 16 also does not discuss the risks of these investments but rather contains a summary of when the Adviser may select such investments and should be covered in the Fund’s investment strategies in Item 8 and/or the summary of investment strategies as appropriate;

Ms. Smiley

April 10, 2025

c)

Risks of investments in U.S. Government Debt Securities Risk on Page 17 when the principal investment strategies summary does not reference such investments or explain how they fit within the Fund’s overall investment objective or other principal strategies;

d)

Page 20 contains a risk bullet entitled “Non-Diversification Risk” that merely states that the Fund expects to hold a smaller number of issues without a discussion of the risks of non-diversification. This risk disclosure is more aptly classified as an investment strategy and should be discussed in the summary of the principal strategies and the risks of such a strategy disclosed in the summary of principal risks;

e)

Page 22 contains a risk bullet entitled “Currency Risk” and the first sentence states that the Fund will primarily make investments denominated in US dollars. That statement is related to the Fund’s investment summary and is not mentioned in the summary of the Fund’s principal strategies. Please include this in the principal strategies in Item 8 and/or the summary of the principal strategies, as appropriate;

f)

Page 22 contains a risk factor entitled “Hedging Strategy”; however, the Fund’s hedging strategy is not discussed in the summary of investment policies and the preceding section entitled “Currency Risk” states that the Fund may or may not hedge currency risk. Please disclose the hedging strategy that the Fund may use and whether it is mandatory or permissive and the instruments that the Fund may use to implement the strategy in Item 8 and/or the summary of the Fund’s investment policies, as appropriate. If the hedging strategy is not mandatory or a principal investment strategy of the Fund, consider moving this discussion to Item 8;

g)

Page 23 contains a risk bullet entitled “Derivatives Risk”, but the Fund’s principal investment strategies summary does not reference derivative instruments as a principal strategy or whether the Fund can use derivative instruments to satisfy its 80% policy. The risk factor entitled “Credit Risk” on Page 15 states that the Fund will invest primarily in credit and credit-related instruments and derivatives. If derivatives will be used as a principal strategy as intimated in the risk factor entitled “Credit Risk”, please disclose it in the description of the Fund’s principal investment strategies in Item 8 and/or the summary of its principal strategies as appropriate.

Response 15.	The Fund has revised the disclosure accordingly. The Fund notes that “pooled issuers” includes CLOs and other structured finance securities, which are disclosed in the strategy.

Comment 16.	Once the Fund’s principal investment strategies and corresponding risks are identified, aligned and disclosed, please change the heading on Page 13 to “Principal Risk Factors”, and in the second full paragraph of this heading please replace the word “certain” with the word “the”.

Ms. Smiley

April 10, 2025

Response 16.	The Fund has revised the disclosure accordingly.

Comment 17.	The risk bullet entitled Below Investment-Grade Investments Risk on Page 15 states that many of the debt investments may have speculative characteristics. Please reconcile this risk disclosure with the disclosure on Page 1 that states that junk bonds “are regarded as having predominantly speculative characteristics.”

Response 17.	The Fund has revised the disclosure accordingly.

Comment 18.	The section entitled “Investments in Distressed Securities Risk” on Page 17 discloses the risks of investing in such securities and the sixth sentence mentions the level of analytical sophistication necessary for successful investments in such companies. In an appropriate place in the Registration Statement, please disclose how the Adviser considers and manages the risk associated with such investments particularly in light of the statement on Page 5 that the Adviser’s approach seeks to maintain a “high margin of safety.”

Response 18.	Please see the response to Comment 28.

Comment 19.	The risk bullet on Page 18 is entitled “Limited Operating History”. Please reconcile the heading of this bullet with the disclosure in the first sentence that states that the Fund has no prior operating history.

Response 19.	The Fund has revised the disclosure accordingly.

Comment 20.	In the risk bullet entitled “Conflicts of Interest Risk” on Page 19, please add a cross reference to where these conflicts are discussed in the Registration Statement.

Response 20.	The Fund has revised the disclosure accordingly.

Summary of Fees and Expenses, Pages 28-29

Comment 21.	Please disclose in footnote 7 of the fee table on Page 29 if the Adviser may recoup any of the expenses identified in the footnote (including if any organizational expenses paid by the Adviser are subject to recoupment), and if so, the terms of such recoupment.

Response 21.	The Fund has revised the disclosure accordingly.

Use of Proceeds, Page 30

Comment 22.	The first sentence of the second paragraph in the section entitled “Use of Proceeds” on Page 30 states that the Fund intends to fully invest “within approximately three to six months...” Please disclose the reasons why this may take longer than three months.

Ms. Smiley

April 10, 2025

Response 22.	The Fund believes that it will be able to allocate proceeds of its continuous offering to Credit Investments within three months of their receipt under normal circumstances; however, due to the nature of those investments and the time it takes to identify appropriate investment opportunities, it may take up to six months in certain cases. The availability of investment opportunities in Credit Investments generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES, Pages 31-40

Comment 23.	The first sentence of the section entitled “Investment Opportunities and Strategies” on Page 31 defines Credit Investments without providing specificity about the types of securities, investments or other instruments that could be used to satisfy the 80% policy. There is no identification of the other principal strategies that could be used in the remaining 20% of the Fund’s net assets. Please add additional disclosure about the types of securities, instruments or investments the Fund intends to invest in to satisfy the 80% test. Once the universe of Credit Investments is comprehensively defined, please remove the word “including” from the first sentence of this section on Page 31.

Response 23.	The Fund has revised the disclosure accordingly.

Comment 24.	Disclosure on Pages 31-32 of this section seems to indicate that the Fund’s investments in Credit Investments will consist of investments in Private Credit, Public Credit, Structured Credit, and Distressed Debt. Please consider defining these terms. Further, please disclose approximately the percentage allocation of the Fund’s investments between Private Credit, Public Credit, Structured Credit, and Distressed Debt.

Response 24.	The Fund notes that it has an unconstrained strategy and may hold any combination of investments in Private Credit, Public Credit, Structured Credit, and Distressed Debt. The Fund respectfully declines to make any changes in response to this comment.

Comment 25.	The disclosure related to the Fund’s principal investment strategies and securities that could be purchased appears to be broken up in the first paragraph of the section entitled “INVESTMENT OPPORTUNITIES AND STRATEGIES” on Page 31 and the section entitled “Portfolio Construction” on Pages 34-35 that could impede an investor’s understanding of the Fund’s principal investment strategies. Consider grouping the “Portfolio Construction” section with the “INVESTMENT OPPORTUNITIES AND STRATEGIES” together to completely disclose the strategies and securities and other instruments that the Fund could invest in prior to discussing the Adviser’s selection process, competitive

Ms. Smiley

April 10, 2025

advantages and other disclosure unrelated to the types of investments the Fund will make. For example, the first sentence of the second paragraph and the third paragraph of the section entitled “Investment Opportunities and Strategies” on Page 31 deals more with the Adviser’s experience and for clarity would be better located after the discussion of the Fund’s investment strategies.

Response 25.	The Fund has revised the disclosure accordingly.

Comment 26.	The staff has the following comments and questions related to the Fund’s principal strategies related in part to prior disclosure and the disclosure regarding “Portfolio Construction” on Pages 34-35.

a)

The second sentence of the second paragraph of the section entitled “Investment Opportunities and Strategies” on Page 31 discloses that the Fund will be diversified by sector with the largest exposure to issuers domiciled in North America and Europe. In the summary section as detailed in Comment 14(e) states that the Fund intends to invest primarily in US dollar domiciled investments. Consider adding that as a strategy in an appropriate place in the description of the Fund’s strategies.

Response 26.a)	The Fund has revised the disclosure accordingly.

b)

The first sentence of the section entitled “Portfolio Construction” on Page 34 states that the Fund may invest in financial instruments and other assets. Please explain supplementally to the staff and disclose whether such investments will include derivatives and whether investments in derivatives on credit securities or indices will count towards the 80% test as it appears to be based on disclosure in the second sentence of the section entitled “Derivatives and other Related Techniques” on Page 39;

Response 26.b)	Currently, the Fund does not intend for derivatives and investments in derivatives on credit securities or indices to count towards the 80% test.

c)

Subparagraph (i) of the first sentence on Page 34 references that below-investment grade securities could include convertible bonds and preferred stock. Please explain supplementally to the staff whether investments in convertible bonds and preferred stocks will count towards the 80% policy.

Response 26.c)	The Fund confirms that convertible bonds and preferred stock will count towards the 80% policy.

d)	Please explain whether convertible bonds that are in the money at the time of purchase would count towards the 80% policy.

Response 26.d)	The Fund confirms that convertible bonds that are in the money at the time of purchase will count towards the 80% policy.

Ms. Smiley

April 10, 2025

e)

Subparagraph (vi) of the first sentence on Page 34 states that the Fund could purchase shares of registered investment companies. Please explain supplementally to the staff and disclose, if appropriate, whether investments in investment companies will count towards the 80% policy and if so, how the Fund will look through such investments for purposes of determining compliance with its non-concentration fundamental policy.

Response 26.e)	The Fund’s investments in other investment companies and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included within that policy. To the extent that an investment company in which the Fund invests has adopted an 80% policy that indicates investment in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

f)

Subparagraph (vii) of the first sentence on Page 34 also states that the Fund could invest in equity securities, including common and preferred stocks and warrants. Please explain supplementally to the staff whether these investments will be counted towards the 80% policy or the remaining 20% of the Fund’s net assets after borrowing.

Response 26.f)	Equity securities will ordinarily be counted towards the remaining 20% of the Fund’s net assets; however, an investment in equity securities of an investment company that has an 80% investment policy to invest in debt securities would be counted towards the Fund’s 80% policy.

g)

Subparagraph (vii) on Page 34 also discloses that the Fund could invest in pooled investment vehicles and partnership interests. Please explain supplementally to the staff whether such pooled investment vehicles include entities relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“Investment Company Act”) and if so, whether the Fund can invest more than 15% of its asset in such private funds.

Response 26.g)	Such pooled investment vehicles include entities relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund will invest no more than 15% of its net assets in the equity interests of private investment funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a)(1) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act (measured at the time the Fund makes a new commitment).

Comment 27.	In the first sentence of the section entitled “Private Credit” on Page 31, please define how the Adviser defines a “high margin of safety” particularly with respect to junk, unrated bonds and bonds or securities of distressed issuers.

Ms. Smiley

April 10, 2025

Response 27.	The Fund has revised its disclosure as follows:

“The Fund will seek attractive risk-adjusted returns by investing in private credit assets made to performing borrowers, characterized by what GoldenTree believes to be an attractive~~high~~ margin of safety and ~~attractive~~ total return profile. GoldenTree assesses an investment’s quantitative margin of safety by comparing the issuer’s enterprise value to the market value of its debt. The Fund will seek to capitalize on GoldenTree’s ability to provide a broad range of solutions to issuers and sponsors.”

Comment 28.	The third bullet point in the section entitled “Investment Process” on Page 34 discloses that sales targets are established at the time of purchase “unless changes in circumstances dictate a revised target . . ..” Consider adding disclosure about how the Adviser incorporates risk management in its investment process.

Response 28.	The Fund has revised its disclosure to add the following subsection immediately prior to the Investment Process subsection:

“Risk Management

Risk management is an integral part of the approach to portfolio management at GoldenTree. GoldenTree’s Macro Committee comprises the most senior investors at the GoldenTree. The Committee monitors and analyzes financial market stress, liquidity conditions, policy changes and economic factors globally to determine portfolio impact. The Macro Committee’s primary responsibilities include establishing the GoldenTree’s macroeconomic view, identifying primary risk factors, determining our target level of risk tolerance, and executing portfolio hedging as relevant. The Fund expects to benefit from the insights of GoldenTree’s Macro Committee, which develops GoldenTree’s view on a variety of macroeconomic factors such as GDP, employment and rate assumptions. These views are universally incorporated into GoldenTree’s industry and asset class specialists’ models.”

Comment 29.	The fourth bullet in the section entitled “Investment Process” on Page 34 discusses GoldenTree’s proprietary relative value systems that assist by capturing a variety of data points that enable GoldenTree to compare potential investments against current investments and allows for a constant evaluation. Please provide some general disclosure or a general example of types of information gathered and compared.

Ms. Smiley

April 10, 2025

Response 29.	The Fund has revised its disclosure as follows:

“Monitor and perform real-time rigorous relative value analysis: GoldenTree has developed proprietary relative value systems, which enable the investment team to compare every potential investment’s total return and risk characteristics versus current investments within the portfolio. The Adviser’s proprietary systems capture a wide variety of data points enabling a constant evaluation of existing investments compared to new opportunities and allow for a ~~re-underwriting~~reevaluation of the portfolio on a regular basis. Such data points include key inputs from the industry specialists’ proprietary fundamental models including enterprise value, asset coverage, EBITDA, free cash flow, and price targets. In addition, the system captures market sourced data including price and rating.”

Comment 30.	The last sentence of the fourth bullet in the section entitled “Investment Process” on Page 34 refers to re-underwriting. Please explain what re-underwriting means and consider qualifying the statement if re-underwriting (as in negotiating new terms or selling a security) is not automatic and solely within the control of the Fund.

Response 30.	The Fund has revised the disclosure as follows:

“Monitor and perform real-time rigorous relative value analysis: GoldenTree has developed proprietary relative value systems, which enable the investment team to compare every potential investment’s total return and risk characteristics versus current investments within the portfolio. The Adviser’s proprietary systems capture a wide variety of data points, enabling a constant evaluation of existing investments compared to new opportunities and allow for a ~~re-underwriting~~reevaluation of the portfolio on a regular basis.”

Comment 31.	The section entitled “Investment Restrictions” on Page 35 states that the Fund has eight fundamental restrictions listed under Fundamental Policies but also discloses on Page 36 its fundamental policy of repurchasing securities. Please revise to state that the Fund has nine fundamental restrictions, if accurate.

Response 31.	The Fund has revised the disclosure accordingly.

Comment 32.	Please move the section entitled “Fundamental Policies” on Pages 35-36 to the Statement of Additional Information as required by Item 17.2 of Form N-2 and discuss in the Investment Strategies only to the extent that the Fund will engage in such practices as a principal strategy to avoid excessive detail that could impede the investor’s understanding of the Fund’s principal strategies and corresponding risks.

Response 32.	The Fund has incorporated this comment.

Ms. Smiley

April 10, 2025

RISK FACTORS, Pages 40-93

Risks Related to the Fund’s Investments, Pages 43-72

Comment 33.	The second sentence of the section entitled “Risks of Investments Generally” on Page 40 states that the investment program involves risks associated with concentration. Please reconcile listing concentration in the general investment risks given that the Fund has a fundamental policy of not concentrating in any particular industry.

Response 33.	The Fund has revised the disclosure as follows:

“The Fund’s investment program involves, without limitation, risks associated with limited diversification ~~and concentration~~, leverage, investments in speculative assets and the use of speculative investment strategies and techniques, interest rates, volatility, tracking risks in hedged positions, credit deterioration or default risks, systems risks and other risks inherent in the Fund’s activities.”

Comment 34.	The first sentence of the section entitled “Limited Diversification and Focused Portfolio Risk” on Page 65 states that the Adviser may concentrate the Fund’s investments in particular industries. Please reconcile this statement with the Fund’s fundamental policy that it will not concentrate in any specific industry.

Response 34.	The Fund has revised the disclosure as follows:

“The Adviser may concentrate the Fund’s investments in particular instruments, companies, sectors~~industries~~, countries and regions.”

Comment 35.	The first sentence of the section entitled on “The Fund may leverage the Fund’s portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in the Fund” on Page 67 states the Fund may invest through special purpose vehicles. Please address each of the items listed below, as applicable. Note that the term “Subsidiary,” when used in the items below, refers to an entity (regardless of whether or not the Fund set up the entity) that: (1) is “primarily controlled” by the Fund; and (2) primarily engages in investment activities in securities or other assets. “Primarily controlled” means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Investment Company Act; and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

a)	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Ms. Smiley

April 10, 2025

Response 35.a)	The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary entity. The Fund has added the following disclosure to the sub-section:

“The Fund will comply with provisions of Section 8 and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.”

b)

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response 35.b)	The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary entity, unless otherwise permitted by the SEC or its Staff. The Fund has revised its disclosure as stated in Response 35.a.

c)

Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response 35.c)	The Fund acknowledges the SEC staff’s comments and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund does not currently intend to create or acquire primary control of any Subsidiary other than Subsidiaries that are wholly owned by the Fund. The Fund confirms that the Fund’s Investment Advisory Agreement will govern all wholly owned Subsidiary entities and their assets. In the event that the Fund primarily controls a Subsidiary that is not covered by the Fund’s Investment Advisory Agreement, the Fund undertakes to file any investment advisory agreement to which such Subsidiary is a party. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

d)	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Ms. Smiley

April 10, 2025

Response 35.d)	The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. At this time, no subsidiary entities have been formed, and there are no related custodians to disclose. The Fund has revised its disclosure as stated in Response 35.a.

e)

Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response 35.e)	The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any Subsidiary entity. The Fund respectfully submits that no disclosure revision is necessary in response to this comment

f)	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response 35.f)	The Fund acknowledges the Staff’s comment and confirms that it will consolidate the financial statements of any wholly-owned Subsidiary with the financial statements of the Fund.

g)

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response 35.g)	The Fund confirms that a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

h)

Please confirm if any of the subsidiaries will be charging a management fee. If so, disclose the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Ms. Smiley

April 10, 2025

Response 35.h)	The Fund acknowledges the Staff’s comment and confirms that it would include any wholly-owned Subsidiary’s (i) management fee in the Management Fee line item of the Fund’s fee table and (ii) expenses in the Other Expenses line item of the Fund’s fee table.

Risks Relating to Fund’s Business and Structure, Pages 73-89

Comment 36.	The first sentence of the section entitled “Proprietary Trading May Result in Competition for Investment Opportunities” on Page 75 states, in part, that the Adviser, its principals or employees may trade in the securities and derivatives markets for their own account and could take positions opposite to, or ahead of, those held by the Fund. Please explain supplementally to the staff whether the Adviser’s Code of Ethics limits the Adviser’s principals and employees from trading ahead of the Fund and will require preclearance of transactions in the investments the Fund can make.

Response 36.	The Fund confirms that the Adviser’s Code of Ethics requires preclearance of all transactions for any account for which the Adviser’s principal or employee maintains a beneficial or pecuniary interest or where they exercise control. The Adviser’s Code of Ethics also prohibits front running and disallows personal trading in a security within five business days of the Adviser trading that same security for a client account.

Other Risks of the Fund, Pages 89-92

Comment 37.	Disclosure on Page 91 under the heading “Possible Exclusion of a Shareholder Based on Certain Detrimental Effects” states that the Fund may repurchase shares if “continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund....or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences” or if “the beneficial owner’s estate submits a tender request and proof of owner’s death” or “the disabled beneficial owner’s legal representative submits tender request and proof of qualified disability”. Please delete these provisions. See Rule 23c-2 and Rule 23c-3(b)(4).

Response 37.	The Fund respectfully acknowledges the comment; however, the Fund declines to delete these provisions. The Fund notes that the above-referenced disclosure addresses certain exigent circumstances pursuant to which the Fund may repurchase Shares. Any such repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and Rule 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder. The Fund has revised the disclosure to include reference to Rule 23c-1.

Ms. Smiley

April 10, 2025

LIMITS OF RISK DISCLOSURES, Page 93

Comment 38.	With respect to the section entitled “Limits of Risk Disclosures”, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Fund disclaims responsibility for its own disclosure and/or that the summary is incomplete. Please do not replace this language with any type of qualification. To the extent you wish to direct investors to read the Investment Advisory Agreement, please state the applicable exhibit number. In addition, please revise any other disclaimers or qualifications in the Registration Statement accordingly, including but not limited to any disclaimers on Page 40.

Response 38.	The Fund respectfully notes that its disclosure does not indicate or imply that the Fund disclaims responsibility for its own disclosure or that the summary is incomplete. For this reason, the Fund respectfully declines to make any changes in response to this comment.

MANAGEMENT, Pages 94-96

Comment 39.	Disclosure on Page 94 under the heading “The Adviser” identifies total assets under management of the Adviser and “certain of its affiliates”. Please: (1) disclose the assets under management solely by the Adviser and the amount managed by the Adviser and these “certain affiliates”; and (2) disclose the names of the affiliated advisory entities.

Response 39.	The Fund has removed the reference to the assets under management for affiliates. The Fund has otherwise incorporated this comment.

Comment 40.	The section entitled “Portfolio Managers” on Pages 95-96 identifies Mr. Tananbaum and Mr. Kruter as holding positions with GoldenTree Adviser which is defined on Page 5 to include the Adviser and its parent company. Also, throughout the Registration Statement you state that the GoldenTree Adviser acts in a collaborative manner and relies upon its global investment personnel located in the United States, the UK, Ireland and Singapore. Please explain supplementally to the staff whether the Adviser will share personnel and resources with its different affiliated entities (“Affiliates”), which we will refer to as “resource sharing arrangements”. If the Adviser or Fund will utilize a resource sharing arrangement with its Affiliate(s) please explain supplementally to the staff the nature of any such arrangement that, at a minimum, addresses the following:

a)	Identify whether there is a written resource sharing agreement in place and provide the staff with a copy of the agreement;

b)	Identify each Affiliate that may provide investment management or trading services to the Fund;

Ms. Smiley

April 10, 2025

c)

Identify the country of organization of any such Affiliate that may provide investment or trading services to the Fund, how it is affiliated with the Adviser, whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate;

d)

In your response, address: (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate’s personnel and resources for investment opportunities; (iii) whether the Affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate; (v) whether the Affiliate is considered a fiduciary with respect to the Fund; (v) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

e)

Please explain if Affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

f)	Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser’s Affiliates.

Response 40.	The Adviser serves as the sole investment adviser to the Fund and no affiliates will provide investment advisory or trading services to the Fund. Rather, the Adviser will enter into a resource sharing agreement pursuant to which certain affiliates will provide the Adviser with investment professionals and access to its resources. Pursuant to the resource sharing agreement, the affiliates provide resources and services to the Adviser only and do not provide services of any kind to the Fund (including any investment advisory or trading services) and do not receive any compensation from the Fund. In addition, all personnel of the affiliates providing services to the Adviser are subject to the supervision of the Adviser, will be access persons of the Adviser and subject to all of the Adviser’s compliance policies and procedures, including the Code of Ethics of the Adviser and will operate through the Adviser with respect to the Fund.

FUND EXPENSES, Pages 96-98

Comment 41.	The second sentence of the opening paragraph of the section entitled “Fund Expenses” on Page 96 describes a long list of expenses that the Fund bears. Given the exhaustive list of categories of expenses that the Fund will bear, consider removing the phrase “including, but not limited to” from the second sentence.

Ms. Smiley

April 10, 2025

Response 41.	The Fund respectfully declines to make any changes in response to this comment. The Fund believes the disclosure accurately describes the arrangement.

CONFLICTS OF INTEREST, Pages 100-105

Comment 42.	The second bullet point under the section entitled “Conflicts Between Accounts” on Pages 101-102 states that in allocating investment opportunities among the Fund and other accounts the Adviser will act in good faith and consider factors reasonably appropriate. The final sentence of this bullet on Page 102 states that if an order on behalf of more than one account cannot be executed, “securities could be allocated among the different accounts on a basis which the Adviser or its affiliates consider fair and equitable.” Please explain supplementally to the staff which affiliates could make such allocation decisions and whether the Adviser’s allocation policies are substantially the same as the Adviser’s parent company and which procedures would apply.

Response 42.	The Fund notes that the Adviser would make allocation decisions with respect to the Fund, and the Adviser’s affiliates would make allocation decisions for the entities that they manage. The Fund also notes that the Adviser and its parent company are subject to the same joint allocation procedures.

DESCRIPTION OF CAPITAL STRUCTURE, Pages 107-112

Comment 43.	The section entitled “Certain Provisions in the Declaration of Trust and By-laws” on Pages 109-112 describes certain provisions in the Declaration of Trust and By-laws (the “Organizational Documents”). The Fund did not file its Declaration of Trust or By-laws. The staff could have additional comments on these documents once filed in a pre-effective amendment and the corresponding disclosure of these terms. In particular, the staff will review these documents for any issues related to waiver of rights granted under the federal securities laws, including but not limited to, any mandatory arbitration provision and any waivers of the Adviser’s, officers or trustee’s fiduciary duties contained in these Organizational Documents.

Response 43.	The Fund acknowledges this comment.

DISTRIBUTION REINVESTMENT PLAN, Pages 131-132

Comment 44.	The first sentence of the section entitled “DISTRIBUTION REINVESTMENT PLAN” on states that distributions will be reinvested in shares unless the shareholder “opts out” of the Distribution Reinvestment Plan (“DRP”) by providing written notice to the transfer agent. Please briefly describe the following:

a)	The method of determining the number of shares that will be distributed in lieu of a cash dividend;

Ms. Smiley

April 10, 2025

b)	If applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer shares to another broker and continue to participate in the DRP; and

c)	if a cash purchase option is available under the DRP, any minimum or maximum investment requirement.

Response 44.	The Fund has revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT RESTRICTIONS, Pages B-3- B-4

Comment 45.	On Page B-3, fundamental investment policy Number 7 states that the Fund will not concentrate in an industry but excludes securities issued by state and municipal governments or their political subdivisions. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. Please revise the fundamental policy accordingly or please add disclosure to the third full paragraph on Page B-4 to that effect.

Response 45.	The Fund respectfully notes that SEC Release No. IC-9785 (May 31, 1977) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Consistent with SEC Release No. IC-9785 (May 31, 1977), the Fund would not be required to look through a private activity municipal debt security issued by a governmental entity for determining compliance with its concentration policies. Nevertheless, the Fund confirms that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Comment 46.	The third full paragraph on Page B-4, states that the Adviser will analyze the characteristics of an investment to determine industry classification. Please note that a Fund and its Adviser also may not ignore the investments in affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies, including private funds, when determining the Fund’s compliance with its concentration policies.

Ms. Smiley

April 10, 2025

Response 46.	The Fund respectfully acknowledges your comment; however, the Fund believes the current disclosure is appropriate.

Comment 47.	The second full paragraph on Page B-4 describes the fundamental investment policy adopted by the Board to make quarterly repurchase offers under Rule 23c-3. Please revise the fundamental policy to add the following information: (1) the periodic intervals between repurchase request deadlines; (2) dates of repurchase request deadlines (or how to determine those dates); and (3) the maximum time between each repurchase request deadline and the next repurchase pricing deadline. See Rule 23c-3(b)(2)(i).

Response 47.	The Fund respectfully notes that its appropriately discloses the Fund’s fundamental policy to repurchase it shares. Nevertheless, the Fund will revise the disclosure in response to this comment.

PART C. OTHER INFORMATION, Unnumbered

2. Exhibits

Comment 48.	Please confirm that the legal opinion to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response 48.	The Fund confirms that the legal opinion to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

SIGNATURE PAGE

Comment 49.	Section 6(a) of the 1933 Act requires that registration statements be signed by a majority of the Trustees, and the Principal Financial or Accounting Officer. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a).

Response 49.	The Fund acknowledges this comment.

GENERAL COMMENTS

Comment 50.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 50.	The Fund acknowledges this comment.

Ms. Smiley

April 10, 2025

Comment 51.	A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response 51.	The Fund acknowledges this comment.

Comment 52.	There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Response 52.	The Fund does not anticipate entering into any form of portfolio formation transactions in advance of going effective.

Comment 53.	If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response 53.	The Fund acknowledges this comment.

Comment 54.	Please advise the staff of any other exemptive orders (other than the ones mentioned in previous comments) or no-action letters that the Fund intends to rely upon.

Response 54.	The Fund intends to rely on co-investment exemptive relief granted on May 19, 2020 (see FS Credit Income Fund, et al., File No. 812-14905).

Comment 55.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 55.	The Fund confirms that it is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently with this response letter, which reflects the disclosure changes discussed herein.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Alexander Karampatsos

Peter Alderman